

May 7, 2009

Donald J. Hinson
Senior Vice President and
Chief Financial Officer
Heritage Financial Corporation
201 Fifth Avenue SW
Olympia, Washington 98501

      Re: **Heritage Financial Corporation**
            Form 10-K for the Fiscal Year Ended December 31, 2008
            Filed February 27, 2009
            Form 8-K filed April 30, 2009
            File No. 000-29480

Dear Mr. Hinson:

        We have reviewed the above referenced filings and related materials and your response letter dated April 23, 2009 and have the following comments. Where indicated, we think your documents should be revised. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosure. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Donald J. Hinson
Heritage Financial Corporation
May 7, 2009
Page 2

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Goodwill, page 29

1.   We have reviewed your response to prior comment three from our letter dated April 6, 2009. In your response, you indicate that you are using a "shortcut" method to try to approximate the fair value of your reporting unit. Specifically, your test assumes that since the book value of your Heritage Bank reporting unit represents 90% of the Company's total book value, that 90% of the market capitalization of the Company (plus a 20% control premium) approximates the fair value of your Heritage Bank reporting unit. Your response indicates that you do try to determine whether any specific facts would indicate that the fair value of your Heritage Bank reporting unit would differ substantially from the relative percentage of the Company's fair value, but your response does not elaborate on what these considerations were and the specific factors evaluated. The staff acknowledges that there may be certain circumstances where a less robust determination of fair value may be reasonable, such as circumstances where it is clearly evident that the reporting unit is not impaired and there are no triggers for interim impairment testing (for example, see paragraph 27 of SFAS 142), but this does not appear to be the case in the Company's fact pattern. In this regard, the staff notes that the Company's market capitalization is below book and has been for a significant period of time, the market capitalization of the Company continues to decrease and the Company has reduced income due to higher provisions and impairment charges. Therefore, the staff believes that a more robust fair value determination is required in order to comply with the impairment testing and fair value measurement guidance in SFAS 142. Specifically, please address the following:

- Tell us all of the factors evaluated and considerations made in reaching the conclusion that it was reasonable to assume that because the Heritage Bank reporting unit represented 90% of the book value of the Company that it also represented 90% of the fair value of the Company;
- Provide us with any analyst reports supporting your conclusion, particularly any reports that may indicate growth rate assumptions at your different reporting units;
- Discuss the nature of the assets and liabilities in your other reporting unit(s);
- Tell us whether you have ever tried to sell your other reporting unit(s) separately; and

- Tell us whether you perform cash flow projections for the different reporting units for management purposes.

2. It appears that your market capitalization remains significantly below the book value of your equity. Please advise us whether you performed an interim impairment test as of March 31, 2009. If not, explain how you analyzed the difference to conclude that an interim impairment test is not necessary. If you have performed an interim impairment test, provide us with a summary of your results in Step 1 and Step 2, if applicable.

Item 8. Financial Statements

Notes to Consolidated Financial Statements

Note 4 - Investment Securities, page F-17

3. We have reviewed your proposed disclosures in response to prior comment four from our letter dated April 6, 2009. You state that based upon your assessment of expected credit losses of your collateralized mortgage obligations, given the performance of the underlying collateral compared to your credit enhancement, you concluded these securities were not other-than-temporarily impaired as of December 31, 2008. To help us better understand your assessment of OTTI for these collateralized mortgage obligations, please provide us with the following additional information:

- Tell us the amount and number of securities under each of your impairment models (i.e., those assessed under SFAS 115, EITF 99-20, etc.);
- Tell us the amount of unrealized losses less than twelve months and greater than twelve months at December 31, 2008;
- Tell us how you concluded that some of the securities were impaired as of December 31, 2008, while others were not;
- Tell us the credit ratings for the securities deemed other than temporarily impaired and for the securities deemed not other than temporarily impaired as of December 31, 2008;
- Tell us whether any of these securities were downgraded subsequent to December 31, 2008 and explain how that impacted your other that temporary impairment analysis at year end; and
- Tell us whether you recorded any other than temporary impairment charges on these securities as of March 31, 2009.

4. We have reviewed your proposed disclosures in response to prior comment five from our letter dated April 6, 2009. In light of the significant unrealized losses on your collateralized mortgage obligations, please consider disaggregating the

percentage of investments with credit ratings included in the "other" category in your future filings to, at a minimum, disclose the percentage of investments with credit ratings below investment grade. Provide us with your proposed future disclosure.

Item 11. Executive Compensation

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 12

5.   We note your response to prior comment eight from our letter dated April 6, 2009 regarding performance targets. You have not provided an analysis supporting your conclusion that disclosure of the performance targets utilized in determining incentive bonus amounts for your named executive officers for the 2008 fiscal year is not required. Please tell us what those performance targets were. We refer you again to Item 402(b) of Regulation S-K, Instruction 4 thereto and Regulation S-K Compliance and Disclosure Interpretation 118.04.

6.   We note in your response to prior comment nine from our letter dated April 6, 2009 that, historically, the Compensation Committee has not engaged in benchmarking of total compensation. Please address the comment with respect to any material element of compensation. Also, please tell us how the Compensation Committee used the industry surveys, disclosed on page 12 of the proxy statement, of compensation for comparable positions with similar institutions in the State of Washington, the Pacific Northwest and the United States.

Compensation Committee Report, page 23

7.   We note your response to prior comment ten from our letter dated April 6, 2009. Please explain the basis for your conclusion that inclusion of the Compensation Committee certification in the Compensation Committee Report in your proxy statement was not appropriate or required. We note that the Compensation Committee was required to review incentive compensation arrangements with your senior risk officers within 90 days of your Capital Purchase Program Transaction. We also note that the Compensation Committee certification relates to those reviews and that the Compensation Committee certification is not contingent on any certifications your Chief Executive Officer must make related to your Capital Purchase Program transaction.

Item 15. Exhibits and Financial Statement Schedules, page 43

8.   We note your response to prior comment twelve from our letter dated April 6,
        2009. Please amend your 10-K to include the letter of understanding and the
        Incentive Plan in the exhibit index. File the letter of understanding and the
        Incentive Plan as exhibits. Refer to Item 601(b)(10) of Regulation S-K.

Form 8-K filed April 30, 2009

9.   We note your presentation of "average tangible equity" and "tangible book value
        per common share."   These ratios appear to be non-GAAP measures as defined
        by Regulation G and Item 10(e) of Regulation S-K as they are not required by
        GAAP, Commission Rules, or banking regulatory requirements. To the extent
        you plan to provide these non-GAAP ratios in the future, the staff notes the
        following:

        • To the extent these ratios are disclosed in future filings with the Commission,
          you should comply with all of the requirements in Item 10(e) of Regulation S-
          K, including clearly labeling the ratios as non-GAAP measures and complying
          with all of the disclosure requirements.
        • To the extent that you plan to disclose these ratios in future Item 2.02 Form 8-
          Ks, you should provide all of the disclosures required by Item 10(e)(1)(i) of
          Regulation S-K as required by Instruction 2 to Item 2.02 of Form 8-K.
        • To the extent you disclose or release publicly any material information that
          includes a non-GAAP measure, you should be cognizant of the requirements
          in Regulation G to label the measure as non-GAAP and provide a
          reconciliation to the most closely comparable GAAP measure.

10.   We note reference to the four town hall meetings held during the fourth quarter of
        2008 at which customers, prospective customers and shareholders were present.
        Please tell us if any material nonpublic information regarding Heritage Financial
        Corporation or its securities was disclosed at any of those meetings.

Closing Comments

        Please respond to these comments within ten business days or tell us when you
will provide us with a response. Please furnish a letter that keys your response to our
comments and provides any requested information. Please file your letter on EDGAR as
correspondence.   Please understand that we may have additional comments after
reviewing your response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under

the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact William J. Schroeder, Staff Accountant, at (202) 551-3294, or Sharon Blume, Assistant Chief Accountant, at (202) 551-3474 if you have questions regarding any matters relating to the financial statements and related matters. Please contact Michael Seaman at (202) 551-3366 or me at (202) 551-3698 with any other questions.

Sincerely,

Mark Webb
Legal Branch Chief